March 19, 2025

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:  Blake Grady and Nicholas Panos

Re:	Letter dated March 17, 2025, relating to Schedule 13D filed by Alfred Lee Finley on January 29, 2025 relating to the Common Stock of Medalist Diversified REIT, Inc.

Dear Messrs. Grady and Panos:

This letter responds to your correspondence dated March 17, 2025, relating to the Schedule 13D filed on January 29, 2025, by Alfred Lee Finley et. al. (File No. 005-90739) relating to the common stock of Medalist Diversified REIT, Inc. (the “Issuer”).

We have restated your comments in bold, and responses thereto are provided below.

Comment:
Schedule 13D filed January 29, 2025
General

1.
We note that the event reported as requiring the filing of the Schedule 13D was June 25, 2024. Rule 13d-1(a) of Regulation 13D-G requires the filing of a Schedule 13D within five business days after the date beneficial ownership of more than five percent of a class of equity securities specified in Rule 13d-1(i)(1) was acquired. Based on the June 25, 2024 event date, the Schedule 13D submitted on January 29, 2025 was not timely filed. Please advise us why the Schedule 13D was not filed within the required five business days after the date of the acquisition.

2.	The cover page of the above-captioned Schedule 13D indicates that June 25, 2024 was the date of the event that required this filing to have been made. Please advise us how this date was determined.

Response:

As noted in your letter, the cover page of the Schedule 13D indicates June 25, 2024, as the date of the event requiring the filing to be made. June 25, 2024, was the date on which Mr. Finley was elected to the Issuer’s Board of Directors.

Mr. Finley was in no way at fault for the late filing of his Schedule 13D. The fault lies with counsel. Upon learning of Mr. Finley’s appointment to the board, counsel failed to identify Mr. Finley’s status as a director as triggering a Schedule 13D filing. Counsel has filed hundreds of Schedule 13G and Schedule 13D statements over the past 40 years and is aware that it has long been the position of the Staff of the Division of Corporation Finance that director status is generally inconsistent with passivity of purpose so as to allow the director to remain entitled to file on Schedule 13G1. Nevertheless, in this instance counsel failed initially to identify Mr. Finley’s appointment to the board as a triggering event for a Schedule 13D filing. Upon counsel’s realization, in January of 2025, that Mr. Finley’s position as a director would almost certainly make Mr. Finley ineligible for Schedule 13G filer status under Staff interpretations, Mr. Finley filed a Schedule 13D covering his shares of the Issuer.

Comment:
Item 5, page 1

3.
We note your disclosure that "[o]n January 28, 2025, 1,039 shares of Common Stock were granted to Lee Finley by the board of directors pursuant to the Issuer's 2018 Equity Incentive Plan in connection with Lee Finley's service on the board of directors." Item 5(c), however, requires that each beneficial owner "describe any transactions in the class of securities reported on that were effected during the past sixty days." Please revise to provide the requisite disclosure for each filing person with respect to all transactions in the securities between the deadline for timely filing the Schedule 13D and the actual filing of the Schedule 13D. In amending the Schedule 13D to include the required disclosures, please be advised that the Instruction to Item 5(c) requires the beneficial owner to "describe," at a minimum, the following: "(1) The identity of the person covered by Item 5(c) who effected the transaction; (2) the date of transaction; (3) the amount of securities involved; (4) the price per share or unit; and (5) where and how the transaction was effected."

Response:

In preparing the Schedule 13D, review was made of all transactions by the reporting persons during the 60 day period prior to the deadline for timely filing and during such deadline and the date of actual filing of the Schedule 13D. The only transactions occurring by or on behalf of the reporting persons during such period was the transaction reported in the Schedule 13D under Item 5(c). The Schedule 13D will be amended to clarify this point.

Comment:
Item 7, page 1

4.
Multiple beneficial owners have reported their beneficial ownership on the above- captioned Schedule 13D. Whenever two or more persons are required to file a statement containing the information required by Schedule 13D, a single Schedule 13D may be filed provided that it includes, as an exhibit, their agreement in writing that such a statement is filed on behalf of each of them. Please revise to add the required exhibit, or advise. See Rule 13d-1(k)(1)(iii).

Response:

As requested, the Schedule 13D will be amended to include an exhibit executed by the reporting persons confirming that the filing is being made on behalf of each of them, per Rule 13d-1(k)(1)(iii).

Please contact the undersigned at 817-878-3535 if you have any questions regarding any of the items addressed in this correspondence or if you require any additional information relating to this matter.

Very truly yours,

/s/ Calvin M. Jackson
Calvin M. Jackson
Kelly Hart & Hallman, LLP

cc:  Alfred Lee Finley

CMJ/sps

1 For example, Compliance and Disclosure Interpretations, Exchange Act Sections 13(d) and 13(g) and Regulation 13D-G Beneficial Ownership Reporting, Question 103.04: “Notwithstanding any specific control intent, the fact that officers and directors have the ability to directly or indirectly influence the management and policies of an issuer will generally render officers and directors unable to certify to the requirements of Rule 13d-1(c)(1).”